SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.	COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ No. 07.526.557/0001-00	CNPJ No. 02.808.708/0001-07
NIRE No. 35.300.368.941	NIRE No. 5.300.157.770

MATERIAL FACT NOTICE

The management teams of Ambev S.A. (“Ambev”) and Companhia de Bebidas das Américas – Ambev (“Companhia de Bebidas” and, together with Ambev, the “Companies”), in compliance with the provisions of Rulings Nos. 358/2002 and 319/1999 of the Brazilian Securities Commission (the “CVM”), and supplementing the information disclosed in the material fact notice dated December 7, 2012 (“Material Fact Notice”), inform the public about the following:

There will be submitted to the Companies’ shareholders a proposal of merger with and into Ambev of (i) Companhia de Bebidas (“Merger I”); and (ii) Ambev Brasil Bebidas S.A. (CNPJ No. 73.082.158/0001-21) (“Ambev Brasil”) (“Merger II” and, together with Merger I, the “Mergers”), both as part of the corporate reorganization first disclosed to the market in the Material Fact Notice, as described below.

The Mergers aim at further simplifying the corporate structure of the group and reducing its administrative costs, which, as a consequence, are expected to result in benefits to the Ambev shareholders.

Ambev will continue to develop the production and trading of beer, concentrates, soft drinks and other beverages but, after the Mergers, Ambev will also develop these activities directly, and not only through its controlled companies and wholly owned subsidiaries. After the Mergers, Ambev will remain as a reporting corporation registered with the CVM.

A.                Merger I

1. In addition to the expected advantages referred above, goodwill in the amount of R$105,453,572.24 that existed at the Ambev level prior to the stock swap merger approved on July 30, 2013 will be available for amortization, pursuant to applicable legislation, the resulting benefits of which shall be shared by all of Ambev’s current shareholders.

2. Merger I will be carried out so that Ambev receives - at their respective book values - all assets, rights and obligations of Companhia de Bebidas, which will be succeeded by Ambev pursuant to applicable law, based on the audited balance sheet as of December 31, 2012 (“Reference Date”). Any equity fluctuation from the Reference Date until the date of consummation of Merger I will be borne by Ambev.

3. Management of Ambev retained APSIS Consultoria Empresarial Ltda. (CNPJ No. 27.281.922/0001-70) (the “Specialized Firm”) to prepare a valuation report of Companhia de Bebidas’ net equity to be transferred to Ambev due to Merger I (“Valuation Report I”).

4. Merger I will not result in an increase or decrease to the net equity or capital stock of Ambev because the net equity of Companhia de Bebidas, given its status as a wholly-owned subsidiary of Ambev, is already fully reflected in the net equity of Ambev, due to Ambev’s observance of the equity method of accounting, which causes Ambev to fully consolidate the results of operation and financial position of Companhia de Bebidas.

5. Also, because Companhia de Bebidas is a wholly-owned subsidiary of Ambev, there are no shareholders, minority or otherwise, in Companhia de Bebidas other than Ambev. Therefore, with the liquidation of Companhia de Bebidas as a result of Merger I, the shares of Companhia de Bebidas will be cancelled, pursuant to item 1 of section 226 of Law No. 6,404/76, and Ambev will not issue any new shares in replacement thereof. As a result of its liquidation, Companhia de Bebidas will no longer be registered with the CVM as a reporting corporation and will be deregistered with the U.S. Securities and Exchange Commission (the “SEC”).

6. Therefore, exchange ratios and withdrawal rights are inapplicable to Merger I.

7. Notwithstanding the above, and in order to comply with all applicable legal formalities, the Specialized Firm also prepared the valuation report required under section 264 of Law No. 6,404/76 (“Net Equity Valuation Report I”), which will be made available to the Companies’ shareholders.

8. The managers of Ambev and Companhia de Bebidas executed, on this date, the Protocol and Justification of Merger of Companhia de Bebidas with and into Ambev (“Protocol and Justification I”). Additionally, the consummation of Merger I shall depend on the following corporate acts: (i) Extraordinary General Shareholders’ Meeting of Companhia de Bebidas in order to approve the Protocol and Justification I and Merger I; and (ii) Extraordinary General Shareholders’ Meeting of Ambev in order to (a) approve the Protocol and Justification I; (b) confirm the appointment of the Specialized Firm; and (c) approve the Valuation Report I and the implementation of Merger I.

B.                Merger II

9. Merger II will be carried out so that Ambev receives - at their respective book value - all assets, rights and obligations of Ambev Brasil, which will be succeeded by Ambev pursuant to applicable law, based on the audited balance sheet as of the Reference Date. Any equity fluctuation from the Reference Date until the date of consummation of Merger II will be borne by Ambev.

10. Management of Ambev retained the Specialized Firm to prepare a valuation report of Ambev Brasil’s net equity to be transferred to Ambev due to Merger II (“Valuation Report II”), which valued its net equity, as of the Reference Date, in at least R$1,658,732,675.00.

11. Due to Merger II, Ambev will have its net equity increased in an amount corresponding to that portion of Ambev Brasil’s net equity attributable to the investment of Ambev Brasil’s minority shareholders, i.e., R$156,566.05, such that Ambev’s capital stock shall be increased to R$56,988,244,528.38, divided into 15,662,653,266 common shares, thereby resulting in the amendment of article 5 of Ambev’s bylaws.

12. It is proposed, as a result of Merger II, the issuance, to the benefit of the minority shareholders of Ambev Brasil, of 62,596 new common shares of Ambev to be issued to Ambev Brasil’s shareholders in exchange for their Ambev Brasil common shares to be surrendered, in each case subject to an exchange ratio of 1.019657 common shares of Ambev Brasil for each new common share of Ambev to be issued. This exchange ratio is based on the net equity at book value of Ambev Brasil and Ambev on the Reference Date.

12.1. Such new shares shall have the same rights and advantages of Ambev’s outstanding common shares and shall fully participate in Ambev’s results for the current fiscal year.

12.2. Ambev Brasil’s shareholders will have thirty (30) days to compose the Ambev fractional shares to which they are entitled as a result of Merger II in order to form a whole Ambev share. Once such thirty-day period expires, those Ambev shareholders who still own fractional entitlements will be entitled to receive the amount related to such remaining fractions, based on their respective book value on the Reference Date (notwithstanding their right to request the preparation of a more recent balance sheet (balanço especial), pursuant to section 45, paragraph 1 of Law No. 6,404/76). The referred amount will be deposited in relevant holders’ bank accounts or, in the absence of the applicable bank account information, payment will be made available to eligible shareholders at Ambev’s headquarters.

13. In connection with Merger II, Ambev has also requested the Specialized Firm to prepare the valuation report required under section 264 of Law No. 6,404/76 (“Net Equity Valuation Report II”). According to the Net Equity Valuation Report II, the net equities of Ambev and Ambev Brasil are worth, at market value on the Reference Date, R$31,502,416,154.00 and R$1,303,664,774.00, respectively, resulting in an implicit exchange ratio of 1.096041 Ambev Brasil common shares for each Ambev common share. As a result, in accordance with item 3 of section 264 of Law No. 6,404/76, Ambev Brasil shareholders who have not voted in favor of Merger II may exercise appraisal rights with respect to the Ambev Brasil shares held by such shareholders on December 3, 2012, at the discretion of Ambev Brasil’s shareholder, either (i) at the net worth at book value of the Ambev Brasil shares that on December 31, 2012 corresponded to R$2.861419 for share (notwithstanding the right of Ambev Brasil’s shareholders to request the preparation of a more recent balance sheet (balanço especial)), or (ii) at the value of 1.835073 for share, calculated in accordance with the Net Equity Valuation Report II.

14. Because Merger I will precede Merger II, Ambev Brasil, which prior to Merger I was a subsidiary of Companhia de Bebidas, will have become, at the time of Merger II, directly controlled by Ambev, as a result of which item 1 of section 226 of Law No. 6,404/76 shall apply, as per the following terms: (i) Ambev Brasil shares held by Ambev at the time of Merger II will be cancelled; and (ii) as there are profits and reserves available for such purpose in Ambev, the 48,440 Ambev shares currently held by Ambev Brasil will be held in Ambev’s treasury upon the consummation of Merger II.

15. The managers of Ambev and Ambev Brasil executed, on this date, the Protocol and Justification of Merger of Ambev Brasil with and into Ambev (“Protocol and Justification II” and, together with the Protocol and Justification I, the “Protocols and Justifications”). The consummation of Merger II shall depend on the following corporate acts: (i) Extraordinary General Meeting of Ambev Brasil in order to approve the Protocol and Justification II and Merger II, as well as to authorize the subscription, by its managers, of the shares to be issued by Ambev; and (ii) Extraordinary General Meeting of Ambev in order to (a) approve the Protocol and Justification II; (b) confirm retention of the Specialized Firm; (c) approve the Valuation Report II and the implementation of Merger II; and (d) authorize the capital increase to be subscribed and paid in by the managers of Ambev Brasil.

C.                Specialized Firm

16. The Specialized Firm declared that (i) there is no conflict of interest, actual or potential, with shareholders of Companhia de Bebidas, Ambev Brasil or Ambev or with regards to the Mergers; and (ii) neither the shareholders nor the managers of Companhia de Bebidas, Ambev Brasil or Ambev directed, limited, prevented or performed any acts that compromised or may have compromised the Specialized Firm’s access to, or use or knowledge of, information, assets, documents or work methodology relevant to the accuracy of such firm’s conclusions.

16.1. The retention of the Specialized Firm will be confirmed by the Shareholders’ Meeting of Ambev that will resolve on the Protocols and Justifications, as provided in section 227, item 1 of Law No. 6,404/76.

D.                Other Information

17. The managers of Ambev shall perform all other acts necessary for the consummation of the Mergers, including the termination of all registrations of Companhia de Bebidas and Ambev Brasil with the competent federal, state and municipal bodies, as well as the safekeeping of the accounting books of Companhia de Bebidas and Ambev Brasil for the duration of the applicable legal term.

18. The costs and expenses in connection with the implementation of the Mergers shall be borne by Ambev.  Ambev estimates that the costs related to the implementation of the Mergers will be of up to R$6 million, including those relating to publications, auditors, appraisers, lawyers and other technical professionals retained to provide advisory services in connection with the referred transactions.

19. The Protocols and Justifications and the documents referred to herein and in section 3 of CVM Ruling No. 319/99 will be available, from this date, at the respective headquarters or on the Investor Relations websites of Ambev and Companhia de Bebidas (www.ri.ambev.com.br), as well as on the websites of the CVM, the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA) and the SEC.

São Paulo, December 3, 2013.

Ambev S.A.	Companhia de Bebidas das Américas – Ambev
Nelson José Jamel Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2013

AMBEV S.A.

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer